Exhibit (d)2(o)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

MASON STREET ADVISORS, LLC

AND

CAPITAL GUARDIAN TRUST COMPANY

THIS AMENDMENT is made effective as of the 3rd day of May, 2007, by and between Mason Street Advisors, LLC, a Delaware limited liability company and successor in interest to Northwestern Mutual Investment Services, Inc. pursuant to an Assignment and Assumption of Contracts dated January 1, 2002 (hereinafter, the “Adviser”) and Capital Guardian Trust Company, a trust company chartered under the laws of the State of California (hereinafter, the “Sub-Adviser”).

WHEREAS, the Adviser and the Sub-Adviser are parties to that certain Investment Sub-Advisory Agreement dated June 29, 2001 (the “Agreement”); and

WHEREAS, the Adviser and the Sub-Adviser desire to amend the Agreement for the limited purpose of including the contractual limitations required by Rules 10f-3, 12d3-1 and 17a-10 under the Investment Company Act of 1940, as amended, for Northwestern Mutual Series Fund, Inc. to have the ability to enter into certain transactions with the Sub-Adviser and/or its affiliates, as permitted by such Rules.

NOW, THEREFORE, in consideration of the foregoing Recitals, the parties hereto agree as follows:

1. Amendment. The following text shall be added as a new paragraph to the end of Article I in such Agreement:

“The Sub-Advisor is hereby prohibited from consulting with any other sub-advisers of the Fund, other sub-advisers to another portfolio of the Northwestern Mutual Series Fund, Inc. or other sub-advisers to a portfolio under common control with the Fund concerning transactions of the Fund in securities or other assets except for purposes of complying with the 1940 Act.”

2. No Other Changes. In all other respects, the Agreement is confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

MASON STREET ADVISORS, LLC

By:
Title:

CAPITAL GUARDIAN TRUST COMPANY

By:
Title: